November 27, 2009

Roger Schwall, Assistant Director
Division of Corporate Finance
US Securities and Exchange Commission
Washington DC 20549

Re:	Auror Capital Corp
Preliminary Information Statement on Schedule 14C
Filed October 22, 2009
File No. 0-52664

Dear Mr. Schwall

We represent Auror Capital Corp. (“the Company”). We are in receipt of your letter dated November 23, 2009 to the Company and the following sets forth the responses to same:

(1) Action: To Amend and Restate the Articles of Incorporation, page 4

1.

Revise your document throughout to provide shareholders with a better sense of: why the consents are being sought and obtained; whether it was the company or someone else who proposed the amendments and the identity, if applicable, of such person, persons, or group; and brief discussion of the specific provisions of the proposal. For example, please quantify the amount of any such increase in shares.

Answer:	The document has been revised throughout to provide the shareholders with clarification that the reason that the consents were sought was to allow the Company’s management to protect the Company’s and its shareholders by providing them with the ability to make timely decisions. In addition, it has been revised to clarify that the board of directors of the company proposed and approved the amendments and to brief discussion of the specific provisions of the proposal have been included in the amended 14c.

2.

Your disclosure indicates that the proposed amendments and restatements to the articles of incorporation will “provide the Board of Directors the right to designate the rights and preferences of the common and preferred stock as needed from time to time.” Please amend your filing to provide greater disclosure with respect to the nature and substance of the Board’s new authority to designate the rights and preferences of the common and preferred stock.

Answer:	The document has been amended to provide more disclosure with respect to the nature and substance of the Board’s new authority to designate the rights and preferences of the common and preferred stock.

Very truly yours,

ANSLOW & JACLIN, LLP

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